SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

March 9, 2007

Re:                               Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 21, 2006 (File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 8, 2007, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2005, filed with the Commission on April 21, 2006 (File No. 001-13758).  The letter of the Staff referred to our earlier letter of November 3, 2006, which responded to the Staff’s comments dated September 21, 2006.

We note that for all matters relating to the financial statements and the accounting policies and practices of the Company, the responses set forth below are based solely on information received from the Company’s management.

Item 18. Financial Statements

Consolidated Statements of Profit and Loss, page F-3

Comment 1:                               We have considered the information you provided to us in response # 2 of our September 21, 2006 comment letter, as well as the proposed expanded disclosure in your notes to the financial statements. For the reasons described below, we continue to have concerns about your statements of profit and loss presentation and the related policy disclosure.

While we understand the general rationale under IAS 1 for a subtotal within “Income before financial results and taxes”, it is unclear to us what subset of operating activities is shown below your subtotal. What is the company’s policy for determining the items presented above and below the subtotal, and what are the defining features of those items?

We believe that the stated policy of classifying items that you consider irregular, infrequent or unusual in amount, would not allow an investor to understand why particular items have been shown below the subtotal, nor to understand how management will classify a particular item that arises in the future.

Your response indicates that the items below the subtotal are irregular, infrequent or unusual in amount, and thus have little predictable value. If that is your policy, it is unclear to us how certain of the items meet those conditions. In particular:

a.              Other costs — Based on the description in note 13 on page F-41 of the components included in this line item, tell us why you believe that presenting each individual component below your subtotal facilitate a full understanding of your ongoing operating performance and give users of your financial statements information that is complete as possible regarding your current and future performance. For instance, we note that you include in this line item expenses such as donations that appear to be recurring in nature. Also, we note expenses such as the ones described in note 13(i) and (ii) that appear to be part of your integral operations.

b.              Impairment losses, workforce reduction program costs and Losses on disposal of fixed assets, net — tell us why you believe that presenting these line items below your subtotal facilitate a full understanding of your ongoing operating performance and give users of your financial statements information that is complete as possible regarding your current and future performance.

In future filings, please revise your consolidated statements of profit and loss to give certain line items, which are also subtotals, such as (c)=(a)-(b), (e)=(c)-(d) and (g)=(e)-(f) a name. Refer to paragraph 84 of IAS 1, which states “Additional line items are included on the face of the income statement, and the descriptions used…when this is necessary to explain the elements of financial performance.” We believe that users of financial statements are more familiar with the use of a descriptive name to describe a line item than with the use of an equation. Please note that investors should understand the distinction between the name given to the line item (c)=(a)-(b)

and the name given to the subtotal (e)=(c)-(d), which may require additional disclosure in the footnotes to the financial statements to better explain how you distinguish these subtotals and determine what types of expenses belong in the subtotal. In determining what these line items should be called, we remind you of the requirements of BC 12 and BC 13 of IAS 1. Supplementally provide us with the descriptive name you intend to use in future filings for the subtotals (c)=(a)-(b) and (e)=(c)-(d), as well as proposed disclosure with respect to why you believe it is appropriate to distinguish between these subtotals.

Response:                                         As mentioned in our response letter dated November 3, 2006, the policy followed by Portugal Telecom in the preparation of its 2005 Form 20-F was to include in its income statement presentation two subtotal lines before the presentation of its Income before financial results and taxes for the presented period. The Company believes that the defining features of the line items presented in each of the subtotals are the items’ frequency, usualness and the predictability of their amounts. The Company continues to believe that the items presented as part of (d) represent part of its operating activities and are presented separately to indicate that such items arise from activities that are irregular, infrequent or unusual in nature or amount.  Note that management considers this information helpful in order to evaluate the performance of the Company (and further uses this information in evaluating segment performance, as reported in Note 7, Segment Information). On the same basis, Portugal Telecom also considers this presentation could be helpful to external users in understanding the Company’s financial performance as a whole.

Portugal Telecom believes that such items are indeed of an irregular, infrequent and unusual nature or amount because they refer to transactions that may or may not repeat in the following years or whose amounts may fluctuate significantly.  Therefore, past reported amounts may have limited predictable value. Although some of these items did occur in prior years, these occurrences do not necessarily allow prediction of any future amounts of such items. However, the Company understands the concerns of the Staff and therefore has decided to eliminate such subtotals in future filings.

Additionally, and addressing the Staff’s concern regarding the use of equations rather than names for certain line items, please note that the Company has decided to eliminate such equations and include only the subtotal with the caption “Income before financial results and taxes” in future filings.

Comment 2:                               We note that you presented the expenses in your income statement based upon nature under IFRS on page F-3. Please expand your US GAAP reconciliation footnote to provide income statement information to comply with Rule 5-03 of Regulation S-X. Item 17(b) of Form 20-F states that “The financial statements shall disclose an information content substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X.” Therefore, we believe that this requirement includes compliance with Rule 5-03 of Regulation S-X, which specifies that the income statement should be presented using a functional format. Please revise your presentation in future filings.

Response:                                         The Company acknowledges the Staff’s comment and notes that IFRS does allow the Company to present such items by nature. However, the Company has considered the Staff’s comment and will provide in future filings, as supplemental disclosure, the income statement in accordance with US GAAP under the caption “Reconciliation between Net Income and Shareholders’ Equity Determined Under IFRS and US GAAP” using a functional format, as follows:

Revenues
Services Rendered Other revenues
Expenses
Cost of services and sales (excluding Depreciation and Amortization)
Selling, general and administrative
Depreciation and amortization
Impairment losses
Curtailment costs, net
Losses (gains) on disposal of fixed assets
Net other costs
Income before financial results and taxes
Net interest expense
Net foreign currency exchange losses/(gains)
Net losses/(gains) on financial assets
Net other financial expenses
Income before taxes, minority interest, equity in earnings of affiliated companies, and discontinued operations
Income taxes
Minority interest
Equity in earnings of affiliated companies
Income from continuing operations
Net Income from discontinued operations
NET INCOME

Consolidated Statements of Cash Flows, page F-6

Comment 3:                               We note your response to prior comment 3. Tell us in a supplemental format the components of item “(a) Relates to receipts and payments considered part of operating activities that are not included in other captions.”

Response:                                         The 2005 components (and related amounts) of our caption “Other net payments relating to operating activities”, which relate to the item “(a) Relates to receipts and payments considered part of operating activities that are not included in other captions”, are as follows:

Other net payments primarily includes value-added taxes and spectrum taxes/fees, as follows:

VAT -	€168.5 Million
Anacom taxes/fees (a) -	€27.7 Million
Anatel taxes/fees (b) -	€81.1 Million
Pis/Cofins taxes (c) -	€40.1 Million
Others -	€10.5 Million
Total -	€327.9 Million

(a)                                  Represents taxes/fees paid to the Portuguese telecommunications regulator.

(b)                                 Represents taxes/fees paid to the Brazilian telecommunications regulator.

(c)                                  Represent additional taxes charged by the Brazilian government on operating revenues.

Note 3. Summary of Significant Accounting Policies, Judgments, and Estimates

p) Revenue Recognition, page F-19

Comment 4:                               We note your response to prior comment 6. Please tell us:

1.              The amounts that you typically charge for connections and your average monthly service revenues for your fixed network lines. Your response should separately address your residential customers and corporate customers.

2.              Whether you charge the connection fee to all new customers, and describe the terms of your contracts with new customers in more detail.

3.              Whether you charge a second connection fee to a customer who initially paid a connection fee, then canceled the contract, only to re-connect a short time thereafter.

Response:                                         Portugal Telecom typically charges €71.83 under the concept “connection fees” in order to connect a client or even a non-client (a client of any of our fixed line competitors) to our fixed network lines. Such fees are established independently of other services fees since they relate to prices established by the Portuguese telecommunications regulator for such connection services and are charged to all those customers that become connected, except for situations of certain discounts offered to our clients. In some situations, Portugal Telecom provides a full discount to our clients for such fees and assumes all of the corresponding connection costs. In the case of non-clients, as required by the Portuguese telecommunications regulator, such fees are charged in order to grant them access to Portugal Telecom’s local loop, since Portugal Telecom is the only company in Portugal that operates the main basic network for telecommunication services.  Therefore, such connection fees are not related to any of our future client relationships but rather are charged independently and for the same price to our future clients and non-clients (clients of our competitors).

In addition to connection fees, Portugal Telecom charges monthly the fees for corresponding services provided in accordance with each respective tariff. Portugal Telecom’s average monthly service revenues for 2005 was €30.50, with an average of €27.90 for residential customers and €43.50 for corporate customers.

The terms of our contracts with new customers are described in a fixed network line service request form. Such request form template is reviewed and pre-approved by the Portuguese telecommunications regulator prior to its usage. Upon the initiation of a new contract with a new customer (at the time of the connection of such services), this form is signed by the customers and Portugal Telecom. This form includes the general conditions of the fixed network line services, along with the personal information and service-specific information areas (such as services included/chosen, type of billing requested, marketing and informative services lists). Such general conditions include:  equipment maintenance, repair and conservation; service suspension; access, utilization and service security; warranties, reimbursement and indemnities; invoicing and payment terms, among others.

Portugal Telecom further notes that it recharges connection fees to reconnect customers that were originally connected to its fixed network lines that later cancelled their contracts and decided to reconnect to the network.

Note 28. Investments in Group Companies, page F-52

Comment 5:                               We refer to your prior response to comment 9. Please note that you should include the gain from the sale and dilution of UOL in your income test calculation. Therefore, it appears that you are required to provide separate financial statements of UOL pursuant to Rule 3-09 of Regulation S-X. Please note that the separate financial statements of UOL required to be provided in the Form 20-F should be for the same annual audited periods as required to be filed by the registrant as required by Rules 3-01 and 3-02 of Regulation S-X. However, separate audited financial statements of UOL are only required for the period in which the significant test is met. Other periods presented may be unaudited. Please revise or advise.

Response:                                         The Company acknowledges the Staff’s comment.  Taking into consideration the Staff’s comment and upon further review of the International Financial Reporting and Disclosure Issues of the Division of Corporate Finance, the Company agrees that gains from the sale and dilution of UOL should be included in calculating the income significance test.

Additionally, the Company has revised the significance test calculation included on its previous response.  As indicated by Rule 3-09, the revised denominator in the calculation is the income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principle, rather than the net income from continuing operations before change in accounting principles under U.S. GAAP.

The Company’s revised Rule 3-09 significance test calculation is set forth below, adding the gains from the sale and dilution of UOL in the numerator of the income test calculation and revising the figure presented previously as the denominator:

(in thousands of Euros)	2005
Investment Test:

Net Investment in UOL in accordance with US GAAP	46,986
Total consolidated assets in accordance with US GAAP	13,649,526

Investment in UOL as a percentage of total assets of Portugal Telecom	0.3%

Pretax Income Test:

Equity in earnings of UOL in accordance with US GAAP	24,733

Gain on sale of UOL shares during IPO	51,517
Dilution of the Portugal Telecom interest in UOL due to IPO	30,743

Total Pretax Income related to UOL	106,993

Net income from continuing operations before change in accounting principle under US GAAP	424,540

US GAAP income tax (1)	258,006

Income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles under US GAAP	682,546

Pretax Income related to UOL as a percentage of income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle under US GAAP	15.7%

(1) Includes our IFRS Income Tax of €384,343 less the IFRS income tax if our proportional consolidated subsidiary Brasilcel of €72,043, and less our income tax on our US GAAP adjustments of €54,294.

Based on the revised calculation set forth above, which indicates that the significance of the Company’s investment in UOL was not higher than 20%, we respectfully advise the Staff that the Company believes it has adequately complied with the requirements of Rule 3-09 of Regulation S-X and is not required to present separate financial statements of UOL in its 2005 Form 20-F.

Additionally, the Company notes that it has not performed such calculation for the period ended December 31, 2004 because (as indicated in footnote 46(h) of the Form 20-F) Portugal Telecom was required to consolidate its investment in UOL for such period due to the application of FIN 46R.

*              *              *

Please contact S. Todd Crider at (212) 455-2664 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:           Henrique Granadeiro
                Zeinal Bava
                Luis Pacheco de Melo
                Francisco Nunes